EXHIBIT 99.1

GAMESQUARE HOLDINGS, INC.

(formerly Engine Gaming and Media, Inc.)

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

For the three and six months ended June 30, 2023, and 2022

(Expressed in United States Dollars)

NOTICE OF NO AUDITOR REVIEW OF

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the condensed interim consolidated financial statements, the financial statements must be accompanied by a notice indicating that the condensed interim consolidated financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these condensed interim consolidated financial statements in accordance with standards established by the Chartered Professional Accountants of Canada for a review of interim financial statements by an entity’s auditor.

1

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying interim condensed consolidated financial statements of GameSquare Holdings, Inc.) (the "Company") are the responsibility of management and the Board of Directors.

The interim condensed consolidated financial statements have been prepared by management, on behalf of the Board of Directors, in accordance with the accounting policies disclosed in the notes to the interim condensed consolidated financial statements. Where necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the statement of financial position date. In the opinion of management, the interim condensed consolidated financial statements have been prepared within acceptable limits of materiality and are in accordance with International Accounting Standard 34 - Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards appropriate in the circumstances.

Management has established processes, which are in place to provide it with sufficient knowledge to support management representations that it has exercised reasonable diligence in that (i) the interim condensed consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of, and for the periods presented by, the interim condensed consolidated financial statements and (ii) the interim condensed consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented by the interim condensed consolidated financial statements.

The Board of Directors are responsible for reviewing and approving the interim condensed consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. The Company’s Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the interim condensed consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the interim condensed consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

2

3

GameSquare Holdings, Inc.

(formerly Engine Gaming and Media, Inc.)

Condensed Interim Consolidated Statements of Income (loss) and Comprehensive Income (loss)

(Unaudited)

(Expressed in United States Dollars)

	Note	June 30, 2023	December 31, 2022
		$	$

ASSETS
Current
Cash		4,249,602	977,413
Restricted cash		47,465	-
Accounts and other receivables	6	14,115,331	8,331,120
Government remittances		1,146,493	-
Prepaid expenses and other current assets	10	1,459,381	788,227
		21,018,272	10,096,760
Non-Current
Investment at FVTPL	7	3,188,749	-
Property and equipment	8	2,790,738	3,001,883
Goodwill	9	23,710,499	-
Intangible assets	9	23,237,813	4,609,837
Right-of-use assets	12	2,198,025	2,385,330
		55,125,824	9,997,050
		76,144,096	20,093,810

		June 30, 2023	December 31, 2022
		$	$
LIABILITIES
Current
Accounts payable		17,729,367	4,848,854
Accrued liabilities		6,325,496	3,180,208
Consideration payable		30,000	260,000
Players liability account		47,465	-
Deferred revenue		2,070,323	1,092,982
Lease liabilities, current	12	729,575	336,229
Credit facility payable	11	-	802,328
Promissory notes payable	13	481,149	-
Warrant liability	17	276,544	-
Convertible debt, current	14	5,093,287	-
Arbitration reserve	19	730,109	-
		33,513,315	10,520,601

Convertible debt, non-current	14	1,566,804	-
Lease liabilities, non-current	12	2,182,499	2,362,448
Deferred tax liability		50,117	55,096
		3,799,420	2,417,544
		37,312,735	12,938,145

SHAREHOLDERS' EQUITY (DEFICIENCY)
Share capital	15	84,115,256	43,375,158
Contributed surplus	16	4,496,528	3,296,668
Warrants	17	20,000	1,925,238
Contingently issuable shares		-	131,184
Accumulated other comprehensive (loss) income		(380,406)	(269,053)
Deficit		(49,420,017)	(41,303,530)
		38,831,361	7,155,665
		76,144,096	20,093,810
Going concern	1(b)
Commitments and contingencies	19
Subsequent events	22

Approved on Behalf of Board:	"Justin Kenna"	"Travis Goff"
	Director	Director

See accompanying notes to the condensed interim consolidated financial statements.

4

GameSquare Holdings, Inc.

(formerly Engine Gaming and Media, Inc.)

Condensed Interim Consolidated Statements of Income (loss) and Comprehensive Income (loss)

(Unaudited)

(Expressed in United States Dollars)

		For the three months ended		For the six months ended
	Note	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
CONTINUING OPERATIONS		$	$	$	$
REVENUE
Revenue	20	14,238,810	6,655,892	19,189,523	11,695,966

Cost of sales		10,170,636	3,638,731	13,191,846	7,033,604
Gross profit		4,068,174	3,017,161	5,997,677	4,662,362

EXPENSES
Salaries, consulting and management fees		5,872,434	2,368,223	8,522,847	5,029,112
Player compensation		527,396	449,355	1,026,798	889,040
Professional fees		56,991	594,670	428,050	987,913
Advertising and promotion		475,270	176,627	651,656	459,065
Office and general		1,284,581	774,293	1,871,727	1,381,515
Technology expenses		158,914	-	158,914	-
Amortization and depreciation	8,9,12	1,034,804	678,060	1,626,164	1,360,618
Share-based payments	16	317,005	441,084	882,385	941,227
Interest expense	11,12,13,14	180,148	127,727	262,666	214,812
(Gain) loss on foreign exchange		(222,550)	(49,876)	(221,618)	(45,980)
Transaction costs		1,013,672	-	1,497,981	-
Arbitration settlement reserve	19	(739,644)	-	(739,644)	-
Restructuring costs		10,388	-	294,286	-
Legal settlement		183,724	-	183,724	-
Change in fair value of warrant liability	17	(1,710,878)	-	(1,710,878)	-
Change in fair value of convertible debt	14	(455,009)	-	(455,009)	-
		7,987,246	5,560,163	14,280,049	11,217,322
Net loss for the period before discontinued operations and taxes		(3,919,072)	(2,543,002)	(8,282,372)	(6,554,960)
Income tax recovery		-	18,177	5,027	36,506
Net loss for the period before discontinued operations		(3,919,072)	(2,524,825)	(8,277,345)	(6,518,454)

DISCONTINUED OPERATIONS
Gain (loss) from discontinued operations		(176,094)	-	(176,094)	-
Net loss for the period from discontinued operations		(176,094)	-	(176,094)	-
Net loss for the period		(4,095,166)	(2,524,825)	(8,453,439)	(6,518,454)

Other comprehensive loss
Items that will subsequently be reclassified to operations:
Foreign currency translation		(104,704)	(238,992)	(111,353)	(135,217)
Total comprehensive loss for the period		(4,199,870)	(2,763,817)	(8,564,792)	(6,653,671)

(Loss) profit for the period attributable to:
Owners of the parent		(4,095,166)	(2,524,825)	(8,453,439)	(6,532,172)
Non-controlling interest		-	-	-	13,718
	-	(4,095,166)	(2,524,825)	(8,453,439)	(6,518,454)

Basic and diluted net loss per share - continuing operations		(0.32)	(0.49)	(0.89)	(1.27)
Basic and diluted net loss per share - discontinued operations		(0.02)	-	(0.02)	-
Basic and diluted net loss per share		(0.34)	(0.49)	(0.91)	(1.27)
Weighted average number of common shares outstanding - basic and diluted		12,131,409	5,188,719	9,283,340	5,118,603

See accompanying notes to the condensed interim consolidated financial statements.

5

GameSquare Holdings, Inc.

(formerly Engine Gaming and Media, Inc.)

Condensed Interim Consolidated Statements of Shareholders’ Equity (Deficiency)

(Unaudited)

(Expressed in United States Dollars)

	Number of Proportionate Voting Shares	Number of common shares	Share Capital	Contributed Surplus	Warrants	Contingently Issuable Shares and Options	Accumulated other comprehensive (loss) income	Non-Controlling Interest	Accumulated Deficit	Shareholders' Equity (Deficit)

Balance, January 1, 2023	3,098	6,042,445	43,375,158	3,296,668	1,925,238	131,184	(269,053)	-	(41,303,530)	7,155,665
Conversion from Proportionate Voting Shares to Common	(3,098)	309,825	-	-	-	-	-	-	-	-
Impact of rounding down after exchange for GSQ Esports	-	(70)	-	-	-	-	-	-	-	-
Contingent consideration on acquisition of Cut+Sew (Note 11)	-	29,359	131,184	-	-	(131,184)	-	-	-	-
Acquisition of Engine	-	6,380,083	39,684,000	1,330,000	20,000	-	-	-	-	41,034,000
Reclassify former GSQ Esports Inc. warrants to warrant liability	-	-	-	-	(1,925,238)	-	-	-	-	(1,925,238)
Shares issued for legal settlements	-	29,929	183,187	-	-	-	-	-	-	183,187
Options (Note 16(a))	-	-	-	309,893	-	-	-	-	-	309,893
Options expired (Note 16(a))	-	-	-	(333,367)	-	-	-	-	333,367	-
Restricted share units (Note 16(b))	-	-	-	572,492	-	-	-	-	-	572,492
Restricted share units exercised (Note 16(b))	-	125,148	675,573	(675,573)	-	-	-	-	-	-
Restricted share units cancelled (Note 16(b))	-	-	-	(3,585)	-	-	-	-	3,585	-
Shares issued for debt	-	9,109	66,154	-	-	-	-	-	-	66,154
Other comprehensive loss	-	-	-	-	-	-	(111,353)	-	-	(111,353)
Net loss for the period	-	-	-	-	-	-	-	-	(8,453,439)	(8,453,439)
Balance, June 30, 2023	-	12,925,828	84,115,256	4,496,528	20,000	-	(380,406)	-	(49,420,017)	38,831,361

Balance, January 1, 2022	-	5,047,708	36,218,116	3,101,014	2,287,484	52,662	135,981	(90,474)	(24,059,541)	17,645,242
Conversion from Common to Proportionate Voting Shares	3,098	(309,825)	-	-	-	-	-	-	-	-
Private placements	-	413,935	2,215,811	-	-	-	-	-	-	2,215,811
Share issuance costs	-	-	(38,063)	-	-	-	-	-	-	(38,063)
Options granted	-	-	-	385,097	-	-	-	-	-	385,097
Options expired	-	-	-	(344,913)	-	-	-	-	344,913	-
Restricted share units	-	-	-	556,130	-	-	-	-	-	556,130
Warrants issued for credit facility	-	-	-	-	69,215	-	-	-	-	69,215
Other comprehensive loss	-	-	-	-	-	-	(135,217)	-	-	(135,217)
Net loss for the period	-	-	-	-	-	-	-	13,718	(6,532,172)	(6,518,454)
Balance, June 30, 2022	3,098	5,151,818	38,395,864	3,697,328	2,356,699	52,662	764	(76,756)	(30,246,800)	14,179,761

See accompanying notes to the condensed interim consolidated financial statements.

6

GameSquare Holdings, Inc.

(formerly Engine Gaming and Media, Inc.)

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in United States Dollars)

		For the six months ended
	Note	June 30, 2023	June 30, 2022
		$	$
OPERATING ACTIVITIES
Net loss for the period		(8,453,439)	(6,518,454)
Items not affecting cash:
Amortization and depreciation	8, 9, 12	1,626,164	1,360,618
Income tax recovery		(5,027)	(36,506)
Arbitration settlement reserve	19	(739,644)	-
Shares issued for legal settlements		183,724	-
Change in fair value of warrant liability	17	(1,710,878)	-
Change in fair value of convertible debt	14	(455,009)	-
Non-cash interest expense		-	218,547
Share-based payments	16	882,385	941,227
		(8,671,724)	(4,034,568)
Changes in non-cash working capital:
Accounts and other receivables		1,680,450	(1,767,402)
Government remittances		(82,390)	-
Prepaid expenses and other current assets		73,545	(1,043,246)
Reclamation deposits		-	3,339
Assets held for sale		-	(49,088)
Accounts payable and accrued liabilities		807,138	557,746
Consideration payable		(230,000)	-
Deferred revenue		(218,088)	1,577,439
		2,030,655	(721,212)
		(6,641,069)	(4,755,780)
INVESTING ACTIVITIES
Purchase of property and equipment		-	(31,290)
Proceeds from sale of assets held for sale		-	49,356
Acquisition of Engine	5	11,278,691	-
		11,278,691	18,066
FINANCING ACTIVITIES
Proceeds from private placement		-	2,215,811
Share issue costs		-	(38,063)
Proceeds (payments) on promissory notes payable, net		31,066	(149,442)
Payments on lease financing		(275,231)	(266,508)
Payments on credit facility		(825,510)
		(1,069,675)	1,761,798
Impact of foreign exchange on cash		(295,758)	(34,999)
Change in cash		3,272,189	(3,010,915)

Cash, beginning of period		977,413	6,028,232
Cash, end of period		4,249,602	3,017,317

See accompanying notes to the condensed interim consolidated financial statements.

7

GameSquare Holdings, Inc.

(formerly Engine Gaming and Media, Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2023, and 2022

(Unaudited)

(Amounts in United States dollars)

1. Corporate information and going concern

(a) Corporate information

GameSquare Holdings, Inc. (formerly Engine Gaming & Media, Inc.) ("GameSquare" or the "Company”) is a corporation existing under the Business Corporations Act (British Columbia) (and was originally incorporated under the Business Corporations Act (Ontario) on April 8, 2011). The registered head office of the Company is 6775 Cowboys Way, Ste. 1335, Frisco, Texas, USA, 75034.

GameSquare Holdings, Inc. (formerly Engine Gaming and Media, Inc.), (NASDAQ: GAME; TSXV: GAME) completed its plan of arrangement (the "Arrangement") with GameSquare Esports Inc. ("GSQ") on April 11, 2023, resulting in the Company acquiring all the issued and outstanding securities of GSQ (see Note 5).

The Arrangement constituted a Reverse Takeover of the Company by GameSquare Esports, Inc. with GameSquare Esports, Inc as the reverse takeover acquirer and the Company as the reverse takeover acquiree, under applicable securities laws and for accounting purposes under IFRS. At completion of the Arrangement Engine Gaming and Media, Inc. changed its name to GameSquare Holdings Inc.

GameSquare Esports, Inc was traded on the Canadian Securities Exchange (CSE) under the symbol “GSQ” and on the OTCQB Venture Market in the Unites States under the symbol “GMSQF” until April 11, 2023.

GameSquare is a vertically integrated, digital media, entertainment and technology company that connects global brands with gaming and youth culture audiences. GameSquare's end-to-end platform includes GCN, a digital media company focused on gaming and esports audiences, Swingman LLC dba as Zoned, a gaming and lifestyle marketing agency, Code Red Esports Ltd. (“Code Red”), a UK based esports talent agency, NextGen Tech, LLC, dba as Complexity Gaming (“Complexity”), a leading esports organization, GameSquare Esports Inc. dba as Fourth Frame Studios, a creative production studio, Mission Supply, a merchandise and consumer products business, Frankly Media, programmatic advertising, Stream Hatchet, live streaming analytics, and Sideqik a social influencer marketing platform.

These condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries.

(b) Going concern

These interim condensed consolidated financial statements have been prepared on a going concern basis, which contemplates that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern, and therefore be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements. Such adjustments could be material. It is not possible to predict whether the Company will be able to raise adequate financing or to ultimately attain profit levels of operations.

The Company has not yet realized profitable operations and has incurred significant losses to date resulting in a cumulative deficit of $49,420,017 as of June 30, 2023 (December 31, 2022 –$41,303,530). The recoverability of the carrying value of the assets and the Company’s continued existence is dependent upon the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary. While management has been historically successful in raising the necessary capital, it cannot provide assurance that it will be able to execute its business strategy or be successful in future financing activities. As of June 30, 2023, the Company had a working capital deficiency of $12,495,043 (December 31, 2022 – working capital deficiency of $423,841) which is comprised of current assets less current liabilities.

8

GameSquare Holdings, Inc.

(formerly Engine Gaming and Media, Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2023, and 2022

(Unaudited)

(Amounts in United States dollars)

These conditions indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern and, therefore, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business.

2. Basis of presentation

(a) Statement of compliance

These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Accordingly, they do not include all of the information required for full annual financial statements required by International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These unaudited interim condensed consolidated financial statements are prepared on a basis consistent with the accounting policies disclosed in the audited consolidated financial statements for the fiscal year ended December 31, 2022; and should be read in conjunction with those audited consolidated financial statements. Interim results are not necessarily indicative of the results expected for the fiscal year.

These interim condensed consolidated financial statements were authorized for issuance by the Board of Directors of the Company on August 14, 2023.

(b) Basis of consolidation

The interim condensed consolidated financial statements comprise the accounts of the Company and its controlled subsidiaries. The financial statements of subsidiaries are included in the interim condensed consolidated financial statements from the date that control commences until the date that control ceases. Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

All transactions and balances between the Company and its subsidiaries are eliminated on consolidation, including unrealized gains and losses on transactions between companies. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

The Company’s material subsidiaries as of June 30, 2023, are as follows:

Name of Subsidiary	Country of Incorporation	Ownership Percentage	Functional Currency
Frankly Inc.	Canada	100%	Canadian Dollar
Stream Hatchet S.L.	Spain	100%	Euro
Code Red Esports Ltd.	United Kingdom	100%	UK Pound Sterling
GameSquare Esports, Inc.	Canada	100%	Canadian Dollar
GameSquare Esports (USA) Inc. (dba as Fourth Frame Studios)	USA	100%	US Dollar
GCN Inc.	USA	100%	US Dollar
NextGen Tech, LLC	USA	100%	US Dollar
Swingman LLC	USA	100%	US Dollar
Mission Supply LLC	USA	100%	US Dollar
SideQik, Inc.	USA	100%	US Dollar

Non-controlling interests are measured initially at their proportionate share of the acquiree’s identifiable net assets at the date of acquisition. Changes in the Group’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

9

GameSquare Holdings, Inc.

(formerly Engine Gaming and Media, Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2023, and 2022

(Unaudited)

(Amounts in United States dollars)

(c) Functional and presentation currency

The functional currency of the Company is the US Dollar (“USD). The functional currencies of the Company’s subsidiaries are disclosed in Note 2(b). The presentation currency of the interim condensed consolidated financial statements is the US Dollar ("USD").

(d) Error correction and reclassifications to the first quarter of 2023

These unaudited condensed interim consolidated financial statements include one error correction and two reclassifications on the Statements of Income (loss) and Comprehensive Income (loss) for the first quarter of 2023. These changes included the following: (1) decrease to revenue of $100,000 and (2) reclass of $484,309 out of professional fees and into transaction costs and reclass of $283,898 out of salaries, consulting and management fees and into restructuring costs.

3. Changes in significant accounting policies

The unaudited condensed interim consolidated financial statements were prepared using the same accounting policies and methods as those used in the Company’s consolidated financial statements for the year ended December 31, 2022, except for the following new accounting standards below.

New accounting standards

Effective January 1, 2023, the Company adopted the following new accounting standards. Adoption of these standards on January 1, 2023, did not have a material impact on the Company’s consolidated financial statements.

Amendments to IAS 8 – Definition of accounting estimates

Amendments to IAS 1 and IFRS Practice Statement 2 – Disclosure of Accounting Policies

Amendments to IAS 12 – Deferred Taxes related to Assets and Liabilities arising from a Simple Transaction

Future accounting pronouncements

The following standards have not yet been adopted and are being evaluated to determine their impact on the Company:

Amendments to IAS 1 – Non-current Liabilities with Covenants

Amendments to IAS 1 and IFRS Practice Statement 2 – Disclosure of Accounting Policies

Amendments to IAS 8 – Definition of Accounting Estimates

Amendments to IAS 7 and IFRS 7 – Supplier Finance Arrangements

Amendments to IAS 21 – Lack of Exchangeability

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or the Company is still assessing what the impact will be on the Company’s financial statements.

4. Significant judgments, estimates and assumptions

The preparation of these interim condensed consolidated financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the interim condensed consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Such estimates primarily relate to unsettled transactions and events as at the date of the interim condensed consolidated financial statements.

On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, revenues, and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates.

Actual outcomes may differ from these estimates under different assumptions and conditions. Significant estimates and judgments made by management in the preparation of these interim condensed consolidated financial statements are outlined below.

10

GameSquare Holdings, Inc.

(formerly Engine Gaming and Media, Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2023, and 2022

(Unaudited)

(Amounts in United States dollars)

The assessment of the Company’s ability to execute its strategy by funding future working capital requirements involves judgment. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. There is material uncertainty regarding the Company’s ability to continue as a going concern.

(a) Significant estimates and critical judgments

Information about significant estimates and critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the interim condensed consolidated financial statements is included in the following notes:

Note 1	Going concern;
Note 17	Valuation of warrant liability;
Note 9	Intangible assets and goodwill;
Notes 16	Valuation of share-based payments;
Note 14	Valuation of convertible debt; and
Note 19	Contingencies.

(b) Uncertainty about the effects of COVID-19

The global COVID-19 pandemic remains an evolving situation. The Company will continue to actively monitor the developments of the pandemic and may take further actions that could alter business operations as may be required by federal, state, local, or foreign authorities, or that management determines are in the best interests of our employees, customers, partners, and shareholders. It is not clear what effects any such potential actions may have on the Company’s business, including the effects on our employees, players and consumers, customers, partners, development and content pipelines, the Company’s reputation, financial condition, results of operations, revenue, cash flows, liquidity, or stock price.

5. Acquisitions

Acquisition of GameSquare Esports, Inc.

On April 11, 2023, GameSquare Esports, Inc. completed its plan of arrangement with Engine Gaming and Media, Inc. (“Engine”) resulting in Engine acquiring all the issued and outstanding securities of the GameSquare Esports, Inc.

Resulting from the Arrangement, Engine acquired all issued and outstanding GameSquare Esports, Inc. shares based on one GameSquare Esports, Inc. share in exchange for 0.020655 of an Engine common share (the "Exchange Ratio"). Each outstanding option of GameSquare was exchanged for an Engine option entitling the holder to a number of Engine common shares, as adjusted on the basis of the Exchange Ratio, and be subject to exercise thereof in accordance with the terms of the options, including payment of the exercise price, which will also be adjusted based upon the Exchange Ratio. All other material terms of the options will remain the same. Each outstanding restricted share unit of GameSquare will be exchanged for an Engine restricted share unit entitling the holder to a number of Engine common shares, as adjusted on the basis of the Exchange Ratio. All other material terms of the restricted share units will remain the same. Each outstanding warrant of GameSquare will be adjusted pursuant to its governing contractual instrument to entitle the holder to receive, upon due exercise, Engine common shares, adjusted on the basis of the Exchange Ratio.

At completion of the Arrangement Engine Gaming and Media, Inc. changed its name to GameSquare Holdings, Inc.

11

GameSquare Holdings, Inc.

(formerly Engine Gaming and Media, Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2023, and 2022

(Unaudited)

(Amounts in United States dollars)

All transaction costs associated with this acquisition were expensed as incurred. The loss attributed to acquiree’s operations from the acquisition date to April 11, 2023, was $1,687,689, with revenue of $8,440,607.

All transaction costs associated with this acquisition were expensed as incurred. The loss attributed to acquiree’s operations from the acquisition date to June 30, 2023, was $1,687,689, with revenue of $8,440,607.

The following preliminary table summarizes the consideration for the acquisition:

Purchase Price Consideration Paid	#	$

Common shares	6,380,083	39,684,000
Warrants - Equity	877,891	20,000
Options - Vested	237,996	1,210,000
RSUs - Vested	23,339	120,000
	7,519,309	41,034,000

The following table summarizes the preliminary fair value of acquired assets and liabilities acquired as follows:

Net Assets Acquired
Cash	11,278,691
Restricted cash	47,455
Accounts and other receivables	7,464,661
Government remittances	1,064,103
Prepaid expenses and other current assets	744,699
Investment at FVTPL	3,188,749
Property and equipment	128,823
Goodwill	23,710,499
Intangible - Software	5,400,000
Intangible - Brand name	3,230,000
Intangible - Customer relationships	11,000,000
Right-of-use assets	4,042
Accounts payable	(12,578,714)
Accrued liabilities	(2,840,322)
Players liability account	(47,455)
Deferred revenue	(1,195,429)
Promissory notes payable	(450,083)
Warrant liability	(153,275)
Arbitration reserve	(1,469,753)
Lease liabilities	(381,358)
Convertible debt	(7,111,333)
41,034,000

12

GameSquare Holdings, Inc.

(formerly Engine Gaming and Media, Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2023, and 2022

(Unaudited)

(Amounts in United States dollars)

6. Accounts and other receivables

The Company’s accounts and other receivables are comprised of the following:

	June 30, 2023	December 31, 2022
	$	$
Trade accounts receivable	13,699,444	8,114,542
Insurance receivable	222,296
Tax receivable	114,784	88,874
Other receivables	78,807	127,704
	14,115,331	8,331,120

7. Investment at FVTPL

In conjunction with completion of the Arrangement, the Company acquired a 20.48% interest in One Up Group, LLC (“One Up”). One Up operates a mobile app which allows gamers to organize and play one-on-one matches with other gamers and compete for money.

The fair value of the Company’s investment in One Up is estimated at each reporting period, with reference to valuations underlying privately placed financing transactions closed by One Up and is classified with a level 3 in the fair value hierarchy (see Note 21). The fair value of this investment was $3,188,749 on both April 11, 2023 and June 30, 2023.

13

GameSquare Holdings, Inc.

(formerly Engine Gaming and Media, Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2023, and 2022

(Unaudited)

(Amounts in United States dollars)

8. Property and equipment

A continuity of the Company’s property and equipment is as follows:

Cost	Equipment	Leasehold improvements	Total
	$	$	$
December 31, 2021	238,988	3,655,734	3,894,722
Additions	31,251	-	31,251
Foreign exchange	(583)	(115)	(698)
December 31, 2022	269,656	3,655,619	3,925,275

December 31, 2022	269,656	3,655,619	3,925,275
Acquisition of Engine	128,823	-	128,823
Additions	-	-	-
Foreign exchange	264	-	264
June 30, 2023	398,743	3,655,619	4,054,362

Accumulated depreciation	Equipment	Leasehold improvements	Total

December 31, 2021	27,434	238,530	265,964
Depreciation	112,938	544,653	657,591
Foreign exchange	(163)	-	(163)
December 31 2022	140,209	783,183	923,392

December 31, 2022	140,209	783,183	923,392
Depreciation	67,608	272,326	339,934
Foreign exchange	298	-	298
June 30, 2023	208,115	1,055,509	1,263,624

Net book value	Equipment	Leasehold improvements	Total

December 31, 2022	129,447	2,872,436	3,001,883
June 30, 2023	190,628	2,600,110	2,790,738

14

GameSquare Holdings, Inc.

(formerly Engine Gaming and Media, Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2023, and 2022

(Unaudited)

(Amounts in United States dollars)

9. Intangibles and goodwill

Intangibles

A continuity of the Company’s intangibles is as follows:

Cost	Customer relationships	Brand name	Software	Total
	$	$	$	$
December 31, 2021	2,417,937	6,043,981	-	8,461,918
Foreign exchange	(154,602)	(386,451)	-	(541,053)
December 31, 2022	2,263,335	5,657,530	-	7,920,865

December 31, 2022	2,263,335	5,657,530	-	7,920,865
Acquisition of Engine	11,000,000	3,230,000	5,400,000	19,630,000
Foreign exchange	51,968	129,901	-	181,869
June 30, 2023	13,315,303	9,017,431	5,400,000	27,732,734

Accumulated amortization	Customer relationships	Brand name	Software	Total
	$	$	$	$
December 31, 2021	417,617	677,860	-	1,095,477
Amortization	471,211	1,177,859	-	1,649,070
Impairment	472,018	229,405	-
Foreign exchange	(45,246)	(89,696)	-	(134,942)
December 31, 2022	1,315,600	1,995,428	-	2,609,605

December 31, 2022	1,315,600	1,995,428	-	3,311,028
Amortization	261,503	596,489	236,712	1,094,704
Foreign exchange	32,991	56,198	-	89,189
June 30, 2023	1,610,094	2,648,115	236,712	4,494,921

Net book value	Customer relationships	Brand name	Software	Total
	$	$	$	$
December 31, 2022	947,735	3,662,102	-	4,609,837
June 30, 2023	11,705,209	6,369,316	5,163,288	23,237,813

The Company reviews the carrying value of its intangible assets with definite lives at each reporting period for indicators of impairment. During the year ended December 31, 2022, the Company recorded an impairment of intangible assets acquired on the acquisition of Code Red of $701,423.

15

GameSquare Holdings, Inc.

(formerly Engine Gaming and Media, Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2023, and 2022

(Unaudited)

(Amounts in United States dollars)

Goodwill

A continuity of the Company’s goodwill is as follows:

Balance, December 31, 2022 and 2021	-
Acquisition of Engine	23,710,499
Effect of foreign exchange	-
Balance, June 30, 2023	23,710,499

10. Prepaid expenses and other current assets

Prepaid expenses and other assets consist primarily of prepaid expenses such as insurance as well as acquisition costs of players and security deposits. Acquisition costs of players are amortized on a straight-line basis over the players’ contract terms.

11. Credit facility payable

On June 30, 2022, the Company entered into an agreement for a $5 million credit facility (the “Facility”) for a one-year term with Goff & Jones Lending Co, LLC., a related party to the Company. The Facility matures on June 30, 2023 (the “Maturity Date”). The Company may, by written notice to the lender, extend the Maturity Date by one year from the date of the then applicable Maturity Date; provided that any such request is made no more than 90 days or less than 45 days, prior to the then applicable Maturity Date. This credit facility was paid off during the quarter ended June 30, 2023, and has not been renewed.

Interest accrued on the outstanding principal amount of the Facility from and including the date of the advance of funds, as well as on all overdue amounts outstanding in respect of interest, costs or other fees, expenses or other amounts payable under the Facility, at an interest rate, calculated and payable in arrears on (i) the last business day of each calendar month, (ii) the date of any prepayment of all or any portion of the principal amount of the Facility, and (iii) the Maturity Date (each, an “Interest Payment Date”), as well as after each of maturity, default and judgment. The Facility bears interest based on the sum of the SOFR published for the second U.S. Government Securities Business Day prior to the end of the period ending on an Interest Payment Date. The Facility provides for the issuance of warrants to the lender on the date of signing of the Facility and with respect to each draw down on the Facility.

During the six months ended June 30, 2023, the Company accrued $23,266 in interest on the loan. On June 30, 2023, the principal and accrued interest were carried at $0 (December 31, 2022 - $802,328). In addition, the Company incurred legal costs of $80,133 during the six months ended June 30, 2023 (see Note 18).

12. Leases

On April 11, 2023, the Company acquired lease liabilities as part of the Arrangement (see Note 5). On June 30, 2021, the Company acquired Complexity. Complexity leases a building in Frisco, Texas.

16

GameSquare Holdings, Inc.

(formerly Engine Gaming and Media, Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2023, and 2022

(Unaudited)

(Amounts in United States dollars)

A reconciliation of the of right of use assets for the six months ended June 30, 2023, and year ended December 31, 2022, is as follows:

$

December 31, 2021	2,761,961
Depreciation	(376,631)
December 31, 2022	2,385,330

December 31, 2022	2,385,330
Acqusition of Engine	4,042
Depreciation	(191,347)
June 30, 2023	2,198,025

Lease liabilities are measured at the present value of the lease payments that are not paid at the statement of financial position date. Lease payments are apportioned between interest expenses and a reduction of the lease liability using the Company’s incremental borrowing rate to achieve a constant rate of interest on the remaining balances of the liabilities.

A reconciliation of the lease liabilities for the six months ended June 30, 2023, and year ended December 31, 2022, is as follows:

	Equipment	Office lease	Total
	$	$	$

Balance, December 31, 2021	-	3,000,031	3,000,031
Interest expense	-	233,793	233,793
Payments	-	(535,147)	(535,147)
Balance, December 31, 2022	-	2,698,677	2,698,677

Balance, December 31, 2022	-	2,698,677	2,698,677
Acquisition of Engine	4,400	376,958	381,358
Interest expense	60	107,210	107,270
Payments	(4,460)	(270,771)	(275,231)
Balance, June 30, 2023	-	2,912,074	2,912,074

	Equipment	Office lease	Total
	$	$	$
As of June 30, 2023:
Less than one year	-	729,575	729,575
Greater than one year	-	2,182,499	2,182,499
Total lease obligation	-	2,912,074	2,912,074

The future minimum undiscounted lease payments as of June 30, 2023, are presented below:

Maturity analysis - contractual undiscounted cash flows as of June 30, 2023:

	Equipment	Office lease	Total

Less than one year	-	950,079	950,079
Greater than one year	-	2,638,072	2,638,072
Total undiscounted lease obligation	-	3,588,151	3,588,151

17

GameSquare Holdings, Inc.

(formerly Engine Gaming and Media, Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2023, and 2022

(Unaudited)

(Amounts in United States dollars)

13. Promissory note payable

In conjunction with completion of the Arrangement, the Company acquired the following Promissory note (see Note 5):

The Company has a secured promissory note outstanding for amounts due for the provision of services by the noteholder. As of June 30, 2023, $481,149 was due under the note. The note is secured by the assets of a discontinued operation, bears interest at 8%, and is currently due.

14. Convertible debt

In conjunction with completion of the Arrangement, the Company acquired the following Convertible debt (see Note 5):

The reconciliation of the convertible debt for the six months ended June 30, 2023, is as follows:

	2020 Series	EB CD	Total
	$	$	$
Balance, December 31, 2022 and 2021	-	-	-
Acquisition of Engine	2,082,304	5,029,029	7,111,333
Interest expense	19,178	109,589	128,767
Accrued interest on conversion / interest payments	-	(125,000)	(125,000)
Change in fair value	(534,678)	79,669	(455,009)
Balance, June 30, 2023	1,566,804	5,093,287	6,660,091

The Company’s convertible debt obligations are classified between current and non-current liabilities on June 30, 2023, as follows:

As of June 30, 2023:	$
Less than one year	5,093,287
Greater than one year	1,566,804
Total convertible debt obligation	6,660,091

(a) 2020 Series

On September 1, 2022, Engine extended convertible debentures that were due to expire in October and November 2022 with an aggregate principal amount of US$1,250,000. Key terms include (a) maturity date of August 31, 2025, (b) interest rate of 7% (interest to be paid in full at maturity) and (c) conversion price of $4.40. Fair value as of June 30, 2023 was estimated using a binomial lattice method. The key assumptions used included share price of $3.02, conversion price of $4.40, 2.17-year remaining term, 7% interest rate, expected volatility of 110%, 4.75% risk free interest rate and 0% expected dividend yield.

18

GameSquare Holdings, Inc.

(formerly Engine Gaming and Media, Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2023, and 2022

(Unaudited)

(Amounts in United States dollars)

As of June 30, 2023, and on April 11, 2023 (the Arrangement completion date) the fair value of the 2020 Series convertible debentures was estimated using the binomial lattice model with the below assumptions:

2020 Series	June 30, 2023 (US$)	April 11, 2023 (US$)

Share price	3.02	6.09
Conversion price	4.40	4.40

Term, in years	2.17	2.39
Interest rate	7%	7%
Expected volatility	110.00%	105.00%
Risk-free interest rate	4.75%	3.89%
Expected dividend yield	0%	0%

(b) EB CD

On February 24, 2021, Engine issued a secured convertible debenture in the principal amount of $5 million (the “EB CD”). The EB CD is convertible into units of the Company at a conversion price of $41.00 per unit, with each unit comprised of one common share and one-half of a warrant, with each whole warrant exercisable into a common share at an exercise price of $60.00 per share for a period of three years from the issuance of the EB CD. The EB CD has an original term of three years, with a maturity date of February 24, 2024. The convertible debenture is secured by Engine’s assets.

As of June 30, 2023, and on April 11, 2023 (the Arrangement completion date) the fair value of the EB CD convertible debenture was estimated using the binomial lattice model with the below assumptions:

EB CD	June 30, 2023 (US$)	April 11, 2023 (US$)

Share price	3.02	6.09
Conversion price	41.00	41.00
Warrant exercise price	60.00	60.00

Term, in years	0.65	0.87
Interest rate	10%	10%
Expected volatility	140.00%	135.00%
Risk-free interest rate	5.38%	4.70%
Expected dividend yield	0%	0%

19

GameSquare Holdings, Inc.

(formerly Engine Gaming and Media, Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2023, and 2022

(Unaudited)

(Amounts in United States dollars)

(c) Fair value

The following table gives information about how the fair values of these financial liabilities are determined (in particular, the valuation technique and key inputs used).

Financial assets / financial liabilities	Valuation technique	Key Inputs	Relationship and sensitivity of unobservable inputs to fair value to fair value
Convertible debt	The fair value of the convertible debentures as of June 30, 2023 has been calculated using a binomial lattice methodology.	Key observable inputs	The estimated fair value would increase (decrease) if:
		Share price USD $3.02	The share price was higher (lower)
		Risk-free interest rate (4.75% to 5.38%)	The risk-free interest rate was higher (lower)
		Dividend yield (0%)	The dividend yield was lower (higher)
Key unobservable inputs
		Credit spread (5.84% to 7.86%)	The credit spread was lower (higher)
		Discount for lack of marketability (0%)	The discount for lack of marketability was lower (higher)
Convertible debt	The fair value of the convertible debentures as of April 11, 2023 has been calculated using a binomial lattice methodology.	Key observable inputs	The estimated fair value would increase (decrease) if:
		Share price USD $6.09	The share price was higher (lower)
		Risk-free interest rate (3.89% to 4.7%)	The risk-free interest rate was higher (lower)
		Dividend yield (0%)	The dividend yield was lower (higher)
Key unobservable inputs
		Credit spread (7.92% to 10.27%)	The credit spread was lower (higher)
		Discount for lack of marketability (0%)	The discount for lack of marketability was lower (higher)

20

GameSquare Holdings, Inc.

(formerly Engine Gaming and Media, Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2023, and 2022

(Unaudited)

(Amounts in United States dollars)

15. Capital Stock

(a) Authorized

The Company is authorized to issue an unlimited number of common shares and an unlimited number of preference shares.

(b) Issued and outstanding, common shares

	Number of Proportionate Voting Shares	Number of common shares	Share Capital
	#	#	$
Balance, December 31, 2021	-	5,047,708	36,218,116
Conversion from Common to Proportionate Voting Shares	3,098	(309,825)	-
Private placements	-	413,935	2,215,811
Share issuance costs	-	-	(38,063)
Balance, June 30, 2022	3,098	5,151,818	38,395,864

	Number of Proportionate Voting Shares	Number of common shares	Share Capital
		#	$
Balance, December 31, 2022	3,098	6,042,445	43,375,158
Conversion from Proportionate Voting Shares to Common	(3,098)	309,825	-
Impact of rounding down after exchange for GSQ Esports	-	(70)	-
Contingent consideration on acquisition of Cut+Sew	-	29,359	131,184
Acquisition of Engine	-	6,380,083	39,684,000
Shares issued for legal settlements	-	29,929	183,187
Restricted share units exercised	-	125,148	675,573
Shares issued for debt	-	9,109	66,154
Balance, June 30, 2023	-	12,925,828	84,115,256

(c) Activity for the periods presented

Six months ended June 30, 2022

On May 30, 2022, the Company closed the first tranche of a non-brokered private placement. The Company issued 413,935 common shares of the Company at a price of CAD$6.78 per common share for gross proceeds of $2,215,811 (CAD$2,805,660). The Company incurred legal and other expenses totaling $38,063 in connection with the private placement.

On June 23, 2022, 309,825 common shares were converted into 3,098 PVS.

Six months ended June 30, 2023

On March 10, 2023, 29,359 common shares of the Company were issued for contingent consideration on the acquisition of Cut+Sew.

On March 24, 2023, 9,109 commons shares were issued in settlement of outstanding amounts payable of $66,154.

21

GameSquare Holdings, Inc.

(formerly Engine Gaming and Media, Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2023, and 2022

(Unaudited)

(Amounts in United States dollars)

On April 3, 2023, 3,098 PVS were converted into 309,825 common shares.

On April 11, 2023, 6,380,083 shares of the Company were issued for the completion of the Arrangement (Acquisition of Engine).

On April 3 and 10, 2023, an aggregate of 29,929 shares of the Company were issued to settle legal matters.

During the six months ended June 30, 2023, 125,148 shares were issued on the exercise of RSUs (see Note 16(b)).

16. Share based payments

On April 11, 2023, the Company adopted the amended and restated Omnibus equity incentive plan (“Omnibus Plan”). Under the Omnibus plan, the total number of common shares reserved and available for grant and issuance pursuant to stock options shall not exceed 10% of the then issued and outstanding shares.

Options may be exercisable over periods of up to 10 years as determined by the Board of Directors of the Company. The Option price for shares that are the subject of any Option shall be fixed by the Board when such option is granted but shall not be less than the Market value of such shares at the time of grant.

The Omnibus Plan allows the Company to award restricted share units to officers, employees, directors and consultants of the Company and its subsidiaries upon such conditions as the Board may establish, including the attainment of performance goals recommended by the Company’s compensation committee. The purchase price for common shares of the Company issuable under each Restricted Share Unit (“RSU”) award, if any, shall be established by the Board at its discretion. Common shares issued pursuant to any RSU award may be made subject to vesting conditions based upon the satisfaction of service requirements, conditions, restrictions, time periods or performance goals established by the board.

The TSXV requires the Company to fix the number of common shares to be issued in settlement of awards that are not options. The maximum number of Shares available for issuance pursuant to the settlement of RSU shall be an aggregate of 1,067,147 Shares.

(a) Options

The following is a summary of stock options outstanding on June 30, 2023, and December 31, 2022, and changes during the periods then ended by option exercise currency:

		Weighted-average
	Number of	Exercise price
	options	USD
	#	$
Balance, December 31, 2022	-	-
Acquisition of Engine	261,929	5.15
Cancelled	(450)	2.60
Balance, June 30, 2023	261,479	5.15

22

GameSquare Holdings, Inc.

(formerly Engine Gaming and Media, Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2023, and 2022

(Unaudited)

(Amounts in United States dollars)

		Weighted-average
	Number of	Exercise price
	options	CAD
	#	$
Balance, December 31, 2021	400,331	21.79
Granted	95,013	15.49
Cancelled	(36,680)	22.27
Balance, December 31, 2022	458,664	20.33

Balance, December 31, 2022	458,664	20.33
Granted	20,655	6.29
Cancelled	(64,031)	19.29
Balance, June 30, 2023	415,288	19.37

Information relating to options outstanding by exercise currency as of June 30, 2023, is as follows:

	Outstanding	Weighted average exercise price	Weighted average remaining contractual term
Expiry date	options	USD	(Years)
August 25, 2025	85	315.95	2.16
February 10, 2026	328	315.95	2.62
May 23, 2026	2	315.95	2.90
June 24, 2026	3,665	2.60	2.99
July 2, 2026	1,122	2.60	3.01
August 20, 2026	250	2.60	3.14
January 31, 2027	375	2.60	3.59
March 3, 2027	250	315.95	3.68
April 12, 2027	25,000	7.20	3.79
August 10, 2027	25,000	3.60	4.12
September 30, 2027	10,750	2.40	4.25
October 1, 2027	5,625	2.48	4.26
October 31, 2027	21,041	2.60	4.34
November 3, 2027	33	315.95	4.35
December 1, 2027	68,123	2.60	4.42
March 31, 2028	11,250	5.40	4.76
May 26, 2029	80,099	3.64	5.91
November 7, 2029	3,311	2.60	6.36
June 14, 2031	2,670	42.13	7.96
November 23, 2031	2,500	39.28	8.41
	261,479	5.15	4.85

23

GameSquare Holdings, Inc.

(formerly Engine Gaming and Media, Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2023, and 2022

(Unaudited)

(Amounts in United States dollars)

	Outstanding	Weighted average exercise price	Weighted average remaining contractual term
Expiry date	options	CAD	(Years)
October 2, 2023	712	29.48	0.26
April 28, 2024	7,229	22.75	0.83
November 25, 2025	19,106	23.24	2.41
January 22, 2026	41,310	21.30	2.57
February 24, 2026	5,164	24.21	2.66
March 2, 2026	10,328	22.75	2.67
March 16, 2026	20,655	21.30	2.71
April 28, 2026	22,721	22.75	2.83
July 5, 2026	47,507	24.69	3.02
September 21, 2026	132,117	21.06	3.23
February 16, 2027	4,131	16.95	3.64
March 1, 2027	21,688	16.95	3.67
March 23, 2027	19,622	16.95	3.73
August 30, 2027	26,593	8.52	4.17
August 30, 2027	6,455	9.68	4.17
September 14, 2027	5,164	6.20	4.21
November 21, 2027	4,131	9.68	4.40
February 22, 2033	20,655	6.29	9.66
	415,288	19.37	3.46

On February 22, 2023, the Company granted 20,655 options to a consultant of the Company. 5,164 of the options vest on the date of grant with the remaining options vesting in 24 equal monthly installments. Each option is exercisable at a price of CAD$6.29 per common share and expires February 22, 2033. The fair market value of the options of $72,541 was estimated using the Black-Scholes option pricing model based on the following weighted average assumptions: share price of CAD$6.29 based on the closing price of the Company’s shares on February 21, 2023, risk free rate of 3.37%, expected volatility of 66.72%, an estimated life of 10 years and an expected dividend yield of 0%. The fair value of the options is amortized over the vesting period.

During the six months ended June 30, 2023, the Company expensed $309,893 in share-based compensation related to the vesting of options.

24

GameSquare Holdings, Inc.

(formerly Engine Gaming and Media, Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2023, and 2022

(Unaudited)

(Amounts in United States dollars)

(b) RSUs

The following is a summary of RSUs outstanding on June 30, 2023, and December 31, 2022, and changes during the periods then ended:

Number
#
Balance, December 31, 2021	108,277
Granted	87,784
Exercised	(68,250)
Cancelled	-
Balance, December 31, 2022	127,811

Balance, December 31, 2022	127,811
Acquisition of Engine	41,442
Granted	67,358
Exercised	(125,148)
Cancelled	(620)
Balance, June 30, 2023	110,843

On February 22, 2023, the Company granted 20,655 RSUs to a consultant of the Company. 5,164 of the RSUs vested on the date of grant with the remaining RSUs vesting in 24 equal monthly installments. The estimated fair value of the RSUs on the date of grant is amortized over the vesting period.

On March 10, 2023, the Company granted 46,703 RSUs to directors, officers, employees, and consultants of the Company. The RSUs vested immediately on the date of grant. On March 24, 2023, 46,083 of these RSUs were exercised for common shares of the Company and 620 were cancelled.

During the six months ended June 30, 2023, the Company recognized expense for RSUs of $572,492.

17. Warrants

Liability measured warrants having CAD exercise price

The following is a summary of liability measured warrants outstanding on June 30, 2023, and changes during the period then ended.

Amount
$
Balance at December 31, 2022 and 2021	-
Acquisition of Engine	153,275
Reclassify former GSQ Esports Inc. warrants to warrant liability	1,925,238
Change in fair value	(1,710,878)
Foreign exchange	(91,091)
Balance, June 30, 2023	276,544

25

GameSquare Holdings, Inc.

(formerly Engine Gaming and Media, Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2023, and 2022

(Unaudited)

(Amounts in United States dollars)

		Weighted -average
	Number of	exercise price
	warrants	CAD
	#	$
Outstanding, December 31, 2022 and 2021	-	-
Acquisition of Engine	269,601	30.00
Reclassify former GSQ Esports Inc. warrants to warrant liability	927,228	23.72
Expired	-	-
Outstanding as of June 30, 2023	1,196,829	25.13

The following table reflects the liability measured warrants issued and outstanding as of June 30, 2023:

		Warrants outstanding
	Number	Average exercise price	Average remaining contractual
Expiry date	outstanding	CAD	life (years)
July 8, 2024	111,495	30.00	1.02
July 25, 2024	100,406	30.00	1.07
August 8, 2024	57,700	30.00	1.11
February 19, 2024	28,037	29.05	0.64
March 4, 2024	196,614	29.05	0.68
July 22, 2023	438,918	29.05	0.06
July 22, 2024	30,724	19.37	1.06
June 30, 2024	92,829	6.78	1.00
September 30, 2027	123,930	9.68	4.25
June 30, 2024	16,176	6.29	1.00
	1,196,829	$25.13	0.95

As of June 30, 2023, the fair value of the 1,196,829 warrants outstanding (April 11, 2023 – 1,196,829) was determined to be $276,544 (April 11, 2023 – $2,078,513) as calculated using the Black Scholes option pricing model with the following range of assumptions: 0.06 – 4.25 years (April 11, 2023 – 0.28 – 4.47 years) as expected average life; share price of CAD$4.00 (April 11, 2023 – CAD$8.20); exercise price of CAD$6.29 – CAD$30.00 (April 11, 2023 – CAD$6.29 – CAD$30.00); 90% expected volatility (April 11, 2023 – 90%); risk free interest rate of 3.70% – 5.29% (April 11, 2023 – 3.09% - 4.55%); and an expected dividend yield of 0%.

26

GameSquare Holdings, Inc.

(formerly Engine Gaming and Media, Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2023, and 2022

(Unaudited)

(Amounts in United States dollars)

Equity measured warrants having USD exercise price

The following is a summary of liability measured warrants outstanding on June 30, 2023, and changes during the period then ended.

Amount
$

Balance at December 31, 2021	2,287,484
Private placements	140,677
Warrants issued for credit facility	96,359
Warrants expired	(599,282)
Balance, December 31, 2022	1,925,238

Balance at December 31, 2022	1,925,238
Acquisition of Engine	20,000
Reclass equity warrants to warrant liability	(1,925,238)
Balance, June 30, 2023	20,000

		Weighted-average
	Number of	exercise price
	warrants	CAD
	#	$

Outstanding, December 31, 2021	953,986	26.14
Private placements	123,930	9.68
Warrants issued for credit facility	109,005	6.78
Warrants expired	(259,693)	19.37
Outstanding as of December 31, 2022	927,228	23.72

Outstanding, December 31, 2022	927,228	23.72
Reclassify former GSQ Esports Inc. warrants to warrant liability	(927,228)	23.72
Outstanding as of June 30, 2023	-	-

		Weighted-average
	Number of	exercise price
	warrants	USD
	#	$

Outstanding, December 31, 2022	-	-
Acquisition of Engine	877,891	60.00
Outstanding as of June 30, 2023	877,891	60.00

The following table reflects the equity measured warrants issued and outstanding as of June 30, 2023:

		Warrants outstanding
	Number	Average exercise price	Average remaining contractual
Expiry date	outstanding	USD	life (years)
January 8, 2024	467,196	60.00	0.53
January 22, 2024	130,724	60.00	0.56
February 24, 2024	264,556	60.00	0.65
August 19, 2024	12,499	60.00	1.14
September 15, 2024	2,916	60.00	1.21
	877,891	$60.00	0.58

18. Related party transactions

Key management personnel compensation:

	For the three months ended		For the six months ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
	$	$	$	$

Total compensation paid to key management	400,129	255,050	952,713	510,667
Share based payments	-	104,627	182,040	229,205

Credit facility payable

On June 30, 2022, the Company entered into an agreement for a $5 million credit facility (the “Facility”) for a one-year term with Goff & Jones Lending Co, LLC., a related party to the Company by virtue of one of its directors. The Facility matures on June 30, 2023 (the “Maturity Date”). During the three months ended March 31, 2023, the Company accrued $23,266 in interest and $80,133 in legal fees in connection with the Facility. This credit facility was paid off during the quarter ended June 30, 2023, and has not been renewed (see Note 11).

Convertible debenture with a director of the Company as counterparty

On September 1, 2022, Engine extended convertible debentures that were due to expire in October and November 2022 with an aggregate principal amount of US$1,250,000. Key terms include (a) maturity date of August 31, 2025, (b) interest rate of 7% (interest to be paid in full at maturity) and (c) conversion price of $4.40.

The convertible debenture is beneficially held by a director of the Company. The participation of a director in the original issuance of the convertible debenture constitutes a "related party transaction" as such term is defined by Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101"). The Company is relying on an exemption from the formal valuation requirements and the minority shareholder approval requirements under MI 61-101 as the fair market value of the convertible debenture did not exceed 25% of the market capitalization of the Company.

27

GameSquare Holdings, Inc.

(formerly Engine Gaming and Media, Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2023, and 2022

(Unaudited)

(Amounts in United States dollars)

Commitment to former holders of WinView to proceeds from the patent portfolio enforcement action

Pursuant to the Business Combination agreement dated March 9, 2020, among Engine, Frankly Inc. and Winview Inc., the Company is required to pay to certain former Winview securities holders (“Stubholders”) fifty percent (50%) of the net license fees, damages awards or settlement amounts collected from third parties in connection with the Winview Patent Portfolio, after deduction of certain expenses. One of the directors of the Company is among the pool of Stubholders.

19. Contingencies and commitments

Management commitments

The Company is party to certain management contracts. These contracts require payments of approximately $600,000 to be made upon the occurrence of a change in control and termination without cause to certain officers of the Company. The Company is also committed to payments upon termination without cause of approximately $1,100,000 pursuant to the terms of these contracts. As a triggering event has not taken place, these amounts have not been recorded in these consolidated financial statements.

Former activities

The Company was previously involved in oil and gas exploration activities in Canada, the United States and Colombia. The Company ceased all direct oil and gas exploration activities in 2014. While management estimated that the exposure to additional liabilities from its former oil and gas activities over and above the reclamation deposits held in trust for the Alberta Energy Regulator of CAD$343,691 ($250,742) to be remote, the outcome of any such contingent matters is inherently uncertain.

Litigation and arbitration

In April 2020, Engine announced its renegotiation of the acquisition of Allinsports. The revised purchase agreement provided for the acquisition of 100% of Allinsports in exchange for the issuance of 241,666 common shares of the Company and other consideration, including payments of $1,200,000 as a portion of the purchase consideration. In September 2020, the Company advised the shareholders of Allinsports that closing conditions of the transaction, including the requirement to provide audited financial statements, had not been satisfied.

In response, in November 2020, the shareholders of Allinsports commenced arbitration in Alberta, Canada seeking, among other things, to compel the Company to complete the acquisition of Allinsports without the audited financial statements, and to issue 241,666 common shares of the Company to those shareholders. As alternative relief, the shareholders of Allinsports sought up to US$20,000,000 in damages. A hearing in this matter was held in May of 2021, and by a decision dated September 30, 2021, the Arbitrator determined that the closing of the transaction had previously occurred and directed the Company to issue 241,666 common shares. The Company is pursuing regulatory approval to issue the shares and is also pursuing relief against the Allinsports shareholders for various alleged breaches of the share purchase agreement. The Company recognized a liability for the arbitration ruling of $730,109, which represents the fair value of the common shares directed to be delivered as of June 30, 2023. The liability is recorded as Arbitration reserve on the Company’s Consolidated Statements of Financial Position. This liability will be adjusted to fair value at the end of each reporting period.

28

GameSquare Holdings, Inc.

(formerly Engine Gaming and Media, Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2023, and 2022

(Unaudited)

(Amounts in United States dollars)

On January 21, 2021, eight former shareholders of Winview filed a Complaint in Delaware Chancery Court against four Winview directors (David Lockton, et al. v. Thomas S. Rogers, et al.) alleging that the defendants breached their fiduciary duties in connection with the sale of Winview to the Company. The relief sought includes rescission of the sale of Winview to the Company and compensatory damages. The defendants have filed a motion to dismiss the claims. By Decision dated March 1, 2022, the Court granted in part and denied in part, the defendants’ Motion to Dismiss the Complaint. Neither the Company nor Winview have been named as parties to this action. Under the March 9, 2020, Business Combination Agreement pursuant to which the Company acquired Winview, the Company agreed to indemnify Winview’s directors for any claims arising out of their service as directors for Winview.

In July of 2021, Winview Inc. filed separate patent infringement lawsuits against DraftKings Inc. and FanDuel, Inc in the United States District Court for the District of New Jersey, alleging that Sportsbook and Daily Fantasy Sports offerings of DraftKings and FanDuel infringe four of Winview’s patents. These actions seek the recovery of damages and other appropriate relief. Draft Kings and FanDuel have filed motions to dismiss, which are pending, and the court’s review of these motions has been suspended pending the outcome of inter partes review proceedings filed with the United States Patent Office regarding some of the patents involved in these actions.

By Order to Continue dated May 5, 2022, the Company was substituted in as the plaintiff in a matter pending in the Ontario Superior Court of Justice, seeking recovery of €1,903,153 of principal and additional amounts of accrued interest under promissory notes acquired by the Company. The matter is in the discovery stage.

The outcomes of pending litigations in which the Company is involved are necessarily uncertain as are the Company’s expenses in prosecuting and defending these actions. From time to time the Company may modify litigation strategy and/or the terms on which it retains counsel and other professionals in connection with such actions, which may affect the outcomes of and/or the expenses incurred in connection with such actions.

The Company is subject to various other claims, lawsuits and other complaints arising in the ordinary course of business. The Company records provisions for losses when claims become probable, and the amounts are estimable. Although the outcome of such matters cannot be determined, it is the opinion of management that the final resolution of these matters will not have a material adverse effect on the Company’s financial condition, operations, or liquidity.

20. Revenue and segmented information

IFRS 8 requires operating segments to be determined based on the Company’s internal reporting to the Chief Operating Decision Maker (“CODM”). The CODM has been determined to be the Company’s chief executive officer as he is primarily responsible for the allocation of resources and the assessment of performance. The CODM uses gross profit, as reviewed at periodic business review meetings, as the key measure of the Company’s results as it reflects the Company’s underlying performance for the period under evaluation.

The CODM’s primary focus for review and resource allocation is the Company as a whole and not any component part of the business. Having considered these factors, management has judged that the Company has one operating segment under IFRS 8.

29

GameSquare Holdings, Inc.

(formerly Engine Gaming and Media, Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2023, and 2022

(Unaudited)

(Amounts in United States dollars)

The following disaggregates revenue by revenue stream and geographic region for the three and six months ended June 30, 2023, and 2022.

Three months ended June 30, 2023
	United Kingdom	USA	Canada	Spain	Total
Revenue channel	$	$	$	$	$
Team Revenue	-	2,876,908	-	-	2,876,908
Agency Revenue	774,175	1,957,831	-	-	2,732,006
Content production	-	196,326	-	-	196,326
SaaS	-	1,648,554	-	662,179	2,310,733
Advertising	-	6,122,837	-	-	6,122,837
Total Revenue	774,175	12,802,456	-	662,179	14,238,810

Cost of sales	637,568	9,462,596	-	70,472	10,170,636
Gross profit	136,607	3,339,860	-	591,707	4,068,174

Three months ended June 30, 2022
	United Kingdom	USA	Canada	Mexico	Total
Revenue channel	$	$	$	$	$
Team Revenue	-	2,380,728	-	-	2,380,728
Agency Revenue	1,226,354	2,711,810	-	-	3,938,164
Content production	-	337,000	-	-	337,000
SaaS	-	-	-	-	-
Advertising	-	-	-	-	-
Total Revenue	1,226,354	5,429,538	-	-	6,655,892

Cost of sales	1,001,932	2,636,799	-	-	3,638,731
Gross profit	224,422	2,792,739	-	-	3,017,161

30

GameSquare Holdings, Inc.

(formerly Engine Gaming and Media, Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2023, and 2022

(Unaudited)

(Amounts in United States dollars)

Six months ended June 30, 2023
	United Kingdom	USA	Canada	Spain	Total
Revenue channel	$	$	$	$	$
Team Revenue	-	5,037,559	-	-	5,037,559
Agency Revenue	1,408,548	3,918,291	-	-	5,326,839
Content production	-	391,555	-	-	391,555
SaaS	-	1,648,554	-	662,179	2,310,733
Advertising	-	6,122,837	-	-	6,122,837
Total Revenue	1,408,548	17,118,796	-	662,179	19,189,523

Cost of sales	1,169,414	11,951,960	-	70,472	13,191,846
Gross profit	239,134	5,166,836	-	591,707	5,997,677

Six months ended June 30, 2022
	United Kingdom	USA	Canada	Mexico	Total
Revenue channel	$	$	$	$	$
Team Revenue	-	4,204,242	-	99,848	4,304,090
Agency Revenue	2,494,751	4,437,625	-	-	6,932,376
Content production	-	459,500	-	-	459,500
SaaS	-	-	-	-	-
Advertising	-	-	-	-	-
Total Revenue	2,494,751	9,101,367	-	99,848	11,695,966

Cost of sales	2,012,566	4,969,087	-	51,951	7,033,604
Gross profit	482,185	4,132,280	-	47,897	4,662,362

21. Financial instruments and risk management

(a) Financial risk management objectives and policies

The Company’s activities expose it to a variety of financial risks including foreign currency risk, interest rate risk, credit risk, liquidity risk and market risk and other price risk. These financial instrument risks are actively managed by the Company under the policies approved by the Board of Directors. On an ongoing basis, the finance department actively manages market conditions with a view to minimizing the exposure of the Company to changing market factors, while at the same time limiting the funding costs to the Company. There have been no changes in objectives, policies or how the Company manages these risks.

(b) Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company has adopted a policy of only dealing with creditworthy counterparties and obtaining sufficient collateral where appropriate, as a means of mitigating the risk of financial loss from defaults. The Company uses information supplied by independent rating agencies where available, and if not available, the Company uses other publicly available financial information and its own records to rate its customers.

Credit risk arises from cash and deposits with banks as well as credit exposure to outstanding receivables, the carrying amounts represent the Company’s maximum exposure to credit risk.

31

GameSquare Holdings, Inc.

(formerly Engine Gaming and Media, Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2023, and 2022

(Unaudited)

(Amounts in United States dollars)

The Company's exposure to credit risk is influenced mainly by the individual characteristics of each customer. The Company establishes an allowance for doubtful accounts that represents its estimate of expected losses in respect of accounts receivable. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established for groups of similar assets in respect of losses that have been incurred but not yet identified.

The Company’s accounts receivable are concentrated among customers in the media and broadcasting industry, which may be affected by adverse economic factors impacting that industry. The Company performs ongoing credit evaluations of its major customers, maintains reserves for expected credit losses, and does not require any collateral deposits.

As of June 30, 2023, no customers (December 31, 2022 – N/A) accounted for greater than 10% of the Company’s net trade accounts receivable balance. During the six months ended June 30, 2023, one (June 30, 2022 – N/A) customer represented 31% of total revenue.

The Board approves and monitors the risk management processes. The Board’s main objectives for managing risks are to ensure liquidity, the fulfillment of obligations and limited exposure to credit and market risks while ensuring greater returns on any surplus funds.

(c) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Company is exposed to liquidity risk with respect to its contractual obligations and financial liabilities. The Company manages liquidity risk by continuously monitoring forecasted and actual cash flows and matching maturity profiles of financial assets and liabilities. The Company seeks to ensure that it has sufficient capital to meet short-term financial obligations after taking into account its operating obligations and cash on hand.

The Company’s policy is to seek to ensure adequate funding is available from operations and other sources, including debt and equity capital markets, as required.

The following table describes our contractual obligations and financial liabilities on June 30, 2023:

	< 1 year	1-2 years	2-5 years

Accounts payable	17,729,367	-	-
Accrued liabilities	6,325,496	-	-
Consideration payable	30,000	-	-
Players liability account	47,465	-	-
Promissory notes payable	481,149	-	-
Convertible debt	5,093,287	-	1,566,804

(d) Market Risk

Market risk represents the risk of loss that may impact the Company’s financial position, results of operations, or cash flows due to adverse changes in financial market prices, including interest rate risk, foreign currency exchange rate risk, and other relevant market or price risks. The Company does not use derivative instruments to mitigate this risk.

32

GameSquare Holdings, Inc.

(formerly Engine Gaming and Media, Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2023, and 2022

(Unaudited)

(Amounts in United States dollars)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to fair value risk with respect to debt which bears interest at fixed rates.

Currency Risk

The Company's exposure to the risk of changes in foreign exchange rates relates primarily to fluctuations of financial instruments related to cash, accounts and other receivables, and accounts payable denominated in Euros, UK pound sterling as well as debt denominated in Canadian dollars.

(e) Fair value hierarchy

The following tables combine information about:

•	classes of financial instruments based on their nature and characteristics;
•	The carrying amounts of financial instruments;
•	fair values of financial instruments (except financial instruments when carrying amount approximates their fair value); and
•	fair value hierarchy levels of financial assets and financial liabilities for which fair value was disclosed.

Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

■	Level 1: unadjusted quoted prices in active markets for identical assets or liabilities;
■	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; or
■	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

33

GameSquare Holdings, Inc.

(formerly Engine Gaming and Media, Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2023, and 2022

(Unaudited)

(Amounts in United States dollars)

Carrying value at June 30, 2023	FVTPL - mandatorily measured	FVOCI - mandatorily measured	FVOCI - designated	Amortized cost

Financial assets:
Cash	-	-	-	4,249,602
Restricted cash	-	-	-	47,465
Accounts and other receivables	-	-	-	14,115,331
Government remittances	-	-	-	1,146,493
Investment at FVTPL	3,188,749	-	-	-
	3,188,749	-	-	19,558,891

Carrying value at June 30, 2023	FVTPL - mandatorily measured	FVTPL - designated	Amortized cost

Financial liabilities:
Accounts payable	-	-	17,729,367
Accrued liabilities	-	-	6,325,496
Consideration payable	-	-	30,000
Players liability account	-	-	47,465
Credit facility payable	-	-	-
Promissory notes payable	-	-	481,149
Convertible debt	-	6,660,091	-
	-	6,660,091	24,613,477

Carrying value at December31, 2022	FVTPL - mandatorily measured	FVOCI - mandatorily measured	FVOCI - designated	Amortized cost

Financial assets:
Cash	-	-	-	977,413
Restricted cash	-	-	-	-
Accounts and other receivables	-	-	-	8,331,120
Government remittances	-	-	-	-
Investment at FVTPL	-	-	-	-
	-	-	-	9,308,533

Carrying value at December31, 2022	FVTPL - mandatorily measured	FVTPL - designated	Amortized cost

Financial liabilities:
Accounts payable	-	-	4,848,854
Accrued liabilities	-	-	3,180,208
Consideration payable	-	-	260,000
Players liability account	-	-	-
Credit facility payable	-	-	802,328
Promissory notes payable	-	-	-
Convertible debt	-	-	-
	-	-	9,091,390

34

GameSquare Holdings, Inc.

(formerly Engine Gaming and Media, Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2023, and 2022

(Unaudited)

(Amounts in United States dollars)

A summary of instruments, with their classification in the fair value hierarchy is as follows:

	Level 1	Level 2	Level 3	Fair value as of June 30, 2023
	$	$	$	$
Convertible debt	-	-	6,660,091	6,660,091
Investment at FVTPL	-	-	3,188,749	3,188,749

Some of the Company’s financial assets and financial liabilities are measured at fair value at the end of each reporting period.

22. Subsequent events

The Company has evaluated subsequent events from the balance sheet date through August 14, 2023, the date at which the unaudited interim condensed consolidated financial statements were available to be issued and determined there were no additional items to be disclosed.

35